Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

January 25, 2021

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Attention:	Ms. Irene Barberena-Meissner
Ms. Loan Lauren Nguyen

Re:	ZIM Integrated Shipping Services Ltd.

Registration Statement on Form F-1, as amended

File No. 333-251822 (the “Registration Statement”)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the proposed public offering of ordinary shares of ZIM Integrated Shipping Services Ltd. (the “Company”), hereby join in the request of the Company for acceleration of the effective date of the Registration Statement so that it becomes effective at 3:00 p.m., Eastern Daylight Time, on January 27, 2021 or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,458 copies of the Preliminary Prospectus, dated January 19, 2021 included in the Registration Statement, were distributed during the period from January 19, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christa T. Volpicelli
Name: Christa T. Volpicelli
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ E. Wood
Name: E. Wood
Title: M.D.

BARCLAYS CAPITAL INC.

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

As representatives of the several Underwriters

[Signature Page to UW Acceleration Request]